                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                Amendment No. 1

                                AJAY SPORTS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   009704 10 7
                                 (CUSIP Number)


   Enercorp, Inc., 7001 Orchard Lake Rd., Suite 426, West Bloomfield, MI 48322
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 28, 1995
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

SCHEDULE 13D


  CUSIP NO. 009704107                               Page___2____ of ___8___Pages


   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Robert R. Hebard
                     ###-##-####
   2  CHECK THE APPROPROATE BOX IF A MEMBER OF A GROUP*                   (a)

                        N/A                                               (b)


   3  SEC USE ONLY


   4  SOURCE OF FUNDS *
                        N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (E)


   6  CITIZENSHIP OR PLACE OF ORGANIZATION

                       USA
                  7  SOLE VOTING POWER
                                                   35,000 Common
  NUMBER OF
  SHARES          8  SHARED VOTING POWER
  BENEFICIALLY                                  1,864,706 Common
  OWNED BY
  EACH            9  SOLE DISPOSITIVE POWER
  REPORTING                                        35,000 Common
  PERSON
                  10 SHARED DISPOSITIVE POWER
                                                1,864,706 Common
                                                    2,000 Cumulative preferred
                                                          stock - series C - 10%


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   35,000 Common

   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                                     0.16%
   14 TYPE OF REPORTING PERSON*

                                                       IN

  *SEE INSTRUCTIONS BEFORE FILLING OUT!
  SEC 1746 (9-88) 2 of 8

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SCHEDULE 13D


  CUSIP NO. 009704107                               Page___3____ of ___8___Pages


   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Enercorp, Inc.

   2  CHECK THE APPROPROATE BOX IF A MEMBER OF A GROUP*                   (a)

                        N/A                                               (b)


   3  SEC USE ONLY


   4  SOURCE OF FUNDS *
                        N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS I REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (E)


   6  CITIZENSHIP OR PLACE OF ORGANIZATION

                     Colorado Corporation
                  7  SOLE VOTING POWER
                                                1,864,706 Common
  NUMBER OF
  SHARES          8  SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY
  EACH            9  SOLE DISPOSITIVE POWER
  REPORTING                                     1,864,706 Common
  PERSON                                            2,000 Cumulative preferred
                                                          stock - series C - 10%
                  10 SHARED DISPOSITIVE POWER




   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                1,864,706 Common
                                                    2,000 Cumulative preferred
                                                          stock - series C - 10%
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                     8.36%Common
                                                     0.64%Cumulative preferred
                                                          stock - series C - 10%
   14 TYPE OF REPORTING PERSON*

                                                       CO

  *SEE INSTRUCTIONS BEFORE FILLING OUT!
  SEC 1746 (9-88) 2 of 8

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         CUSIP NO.  009704 10 7                                      Page 4 of 8



ITEM 1(a) -       Security and Issuer:

                  Ajay Sports, Inc.
                  7001 Orchard Lake Rd., Suite 424
                  West Bloomfield, MI  48322
                  Common stock .01 par value

ITEM 1(b) -       Address of Issuer's Principal Executive Officers:

                  Thomas W. Itin, CEO
                  7001 Orchard Lake Rd., Suite 424
                  West Bloomfield, MI  48322

ITEM 2(a) -       Name of Persons Filing:

                  This schedule 13D is filed jointly by Enercorp, Inc. ("ENCP") and by Robert R. Hebard as a shareholder in ENCP and as Chairman of the Board of Directors and President of ENCP. Mr. Hebard is a Director and Secretary of the Registrant.

ITEM 2(b) - Address Principal Business Office or, if none, Residence:

                  7001 Orchard Lake Road, Suite 426
                  W. Bloomfield, MI 48322-3608

ITEM 2(c) -       Present Principal Occupation:

                  Chairman & President
                  Enercorp, Inc.
                  Same address

ITEM 2(d) - Whether or not person convicted in a criminal proceeding:

                  Neither Mr. Hebard nor ENCP have been convicted in any criminal proceedings during the last five years.

ITEM 2(e) - Whether or not person was subject to a judgement, decree or final order in any civil proceedings relating to securities violations: Neither Mr. Hebard nor ENCP have been subject to a judgement, decree or final order in any civil proceedings relating to securities violations.



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         CUSIP NO.  009704 10 7                                      Page 5 of 8


ITEM 2(f) -       Citizenship:

                  Mr. Hebard is a citizen of the USA. ENCP is a Colorado Corporation.

ITEM 3   -        Source and Amount of Funds:
                  ---------------------------

                  Shares issued in lieu of payment for management services.

ITEM 4   -        Purpose of Transaction:

                  Payment for management services.

ITEM 5(a) -       Interest in Securities of the Issuer:

                  (i)Amount Beneficially Owned:

                 Mr. Hebard owns 35,000 shares of common stock.

                           Mr. Hebard is the Chairman of the Board of Directors, President, Chief Financial Officer, Chief Executive Officer and a shareholder in Enercorp, Inc. Enercorp, Inc. owns 1,864,706 shares of common stock and 2,000 shares of Cumulative Preferred Stock - Series C - 10% convertible into 29,091 shares of common stock. Mr. Hebard disclaims beneficial ownership in excess of his pecuniary interest. Further, this report shall not be deemed an admission that Mr. Hebard is a beneficial owner of any of the securities for purpose of section 16 or for any other purpose.

                  (ii)Percent of Class:

                           Common Stock:
                            .16% by Robert R. Hebard
                           8.36% by Enercorp, Inc.

                           Preferred Stock:
                             .64% by Enercorp, Inc.

ITEM 5(b)         For each person named in response to paragraph (a)

                  1. Robert R. Hebard

                    (i) sole power to vote or to direct the vote:

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         CUSIP NO.  009704 10 7                                      Page 6 of 8

                                    35,000           shares of common stock

                   (ii) shared power to vote or to direct the vote:

                                    1,864,706        shares of common stock

                  (iii) sole power to dispose or to direct the disposition:

                                    35,000           shares of common stock

                   (iv) shared power to dispose or to direct the disposition:

                                    1,864,706        shares of common stock
                                        2,000        shares of preferred stock -
                                                     series C - 10%

                  2.  Enercorp, Inc.

                    (i) sole power to vote or to direct the vote:

                                    1,864,706        shares of common stock

                   (ii) shared power to vote or to direct the vote:

                                            -0-
                  (iii) sole power to dispose or to direct the disposition:

                                    1,864,706        shares of common stock
                                        2,000        shares of preferred stock -
                                                     series C - 10%

                   (iv) shared power to dispose or to direct the disposition:

                                            -0-
ITEM 5(c) Transactions within the past 60 days:

                  (i)      (1)  Identity of Person:

                                    Enercorp, Inc.

                           (2)  Date of Transaction:

                                    December 28, 1995

                           (3)  Amount of Securities:

         CUSIP NO.  009704 10 7                                      Page 7 of 8

                                    100,000 shares of common stock

                           (4)  Price Per Share:

                                    $.375

                           (5)  How Transaction was Effected:

                                    Issued to the Registrant in lieu of cash payment for management services rendered.


ITEM 5(d) Any other person known to have the right to receive or power to direct:

                  Not applicable

ITEM 5(e) Date reporting person ceased to be beneficial owner of more than five percent of the class of securities:

                  Not applicable

ITEM 6  -         Contracts, Arrangements, Understandings or Relationships with
                  Respect to Securities of the Issuer:

                  Issued in lieu of cash payment for management services rendered.

ITEM 7  -         Material to be Filed as Exhibits:

                  Not applicable

         CUSIP NO.  009704 10 7                                      Page 8 of 8




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:            January 8, 1996
                                            Signature:    s/ Robert R. Hebard
                                                          ----------------------
                                                              Robert R. Hebard
                                                              Secretary

                                                              ENERCORP, INC.

                                            Signature:   s/ Robert R. Hebard
                                                         ----------------------
                                                              Robert R. Hebard
                                                              President